UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 14D-9 (Rule 14d-101) (Amendment No. 5) Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934
SAPIENT CORPORATION (Name of Subject Company)
SAPIENT CORPORATION (Names of Persons Filing Statement)
Common Stock, par value $0.01 per share (Title of Class of Securities)
803062108 (CUSIP Number of Class of Securities)
Joseph A. LaSala, Jr.
Senior Vice President, General Counsel and Secretary
Sapient Corporation
131 Dartmouth Street
Boston, MA 02116
(617) 621-0200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Faiza J. Saeed, Esq.
Eric L. Schiele, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2014 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Sapient Corporation, a Delaware corporation (“Sapient”).  The Schedule 14D-9 relates to the tender offer by 1926 Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Publicis Groupe S.A., a French société anonyme (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on November 12, 2014, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Sapient (the “Shares”) at a purchase price of $25.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase, constitutes the “Offer”).

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Schedule 14D-9 under the heading “Arrangements with Current Executive Officers and Directors of Sapient—Executive Agreements” shall be amended and supplemented by adding the following as the final paragraphs thereto:

“Specified Retention Letter Agreements—Oversohl, MacLaren and Bradford

On December 12, 2014, Dr. Oversohl entered into a Specified Retention Letter Agreement with Parent and Sapient and on December 15, 2014, Ms. MacLaren and Mr. Bradford each entered into a Specified Retention Letter Agreement with Parent and Sapient, in each case pursuant to, and substantially in the form contemplated by, the Merger Agreement.  Pursuant to the applicable Specified Retention Letter Agreement, each of Dr. Oversohl, Ms. MacLaren and Mr. Bradford will continue employment with Parent for a period of two years after the Acceptance Time and will serve as, respectively, Senior Vice President, APAC Business Lead, Senior Vice President, GSS Lead and Senior Vice President, Chief of Corporate Development in Publicis.Sapient.  Each of Dr. Oversohl, Ms. MacLaren and Mr. Bradford’s role in Publicis.Sapient will be substantially similar to his or her current role in Sapient.

Under the applicable Specified Retention Letter Agreement, each of Dr. Oversohl, Ms. MacLaren and Mr. Bradford will receive an annual base salary that is no lower than his or her annual base salary in effect immediately prior to the Acceptance Time and annual target incentive opportunities that are consistent with those provided to similarly situated executives of Parent and its affiliates.  Each of Dr. Oversohl, Ms. MacLaren and Mr. Bradford will also be eligible to participate in any LTIP equity-based incentive compensation of Parent established for similarly situated executives of Parent and in employee benefits programs of Parent and its affiliates on the same terms as other similarly situated executives of Parent and its affiliates.  In addition, Dr. Oversohl will continue to be eligible to receive relocation benefits that have been made available to him under his current compensation arrangements with Sapient.  Each of Dr. Oversohl, Ms. MacLaren and Mr. Bradford’s existing CIC Agreement with Sapient will remain in effect, although the terms of the applicable Specified Retention Letter Agreement modify the definition of Good Reason under the CIC Agreement to more appropriately reflect his or her new role in Publicis.Sapient and the new compensation arrangements.   Except as specified in the applicable Specified Retention Letter Agreement, all other employment and similar agreements between each of Dr. Oversohl, Ms. MacLaren and Mr. Bradford, on the one hand, and Sapient, on the other hand, are superseded by the applicable Specified Retention Letter Agreement.

In light of his or her new role, each of Dr. Oversohl, Ms. MacLaren and Mr. Bradford has agreed to be bound by restrictive covenants, including a noncompetition covenant that prohibits engaging in activities that are competitive with the business of Parent for a period of 12 months after termination of his or her employment.

Copies of  the Specified Retention Letter Agreements with Dr. Oversohl, Ms. MacLaren and Mr. Bradford are filed as Exhibits (e)(6), (e)(7) and (e)(8) hereto.”

Item 3 of the Schedule 14D-9 under the heading “Arrangements with Current Executive Officers and Directors of Sapient—Other Arrangements” is hereby further amended by deleting the following text from the second paragraph thereof “, including the following current or former executive officers of Sapient: Dr. Oversohl, Ms. MacLaren and Mr. Bradford”.

Item 9.  Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit Number	Description

(e)(6)	Retention Letter, between Publicis Groupe S.A. and Christian Oversohl, entered into on December 12, 2014.
(e)(7)	Retention Letter, between Publicis Groupe S.A. and Preston Bradford, entered into on December 15, 2014.
(e)(8)	Retention Letter, between Publicis Groupe S.A. and Laurie W. MacLaren, entered into on December 15, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

SAPIENT CORPORATION

	By:	/s/ Joseph A. LaSala, Jr.
		Name:	Joseph A. LaSala, Jr.
		Title:	Senior Vice President, General Counsel and Secretary

Dated: December 16, 2014